FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

MAJOR AND POSSIBLE CONNECTED TRANSACTION

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK AND TENDER OFFER

POLL RESULTS OF SPECIAL GENERAL MEETING

The Company is pleased to announce that, on 12th October, 2007, the Company held the SGM at which the Ordinary Resolutions relating to the Proposed Acquisition and the Tender Offer as set out in the notice of the SGM were duly passed by way of poll by the Shareholders.

This announcement is made further to the announcement dated 28th May, 2007 and the circular dated 18th September, 2007 (the "**Circular**") issued and sent by the Company to its shareholders in relation to the Proposed Acquisition and the Tender Offer. Unless otherwise stated, capitalised terms used in this announcement shall have the same meanings as ascribed to them in the Circular.

Poll Results of Special General Meeting held on 12th October, 2007

The Company is pleased to announce that the Company held a special general meeting on 12th October, 2007 (the "**SGM**"), at which the ordinary resolutions relating to the Proposed Acquisition and the Tender Offer (the "**Ordinary Resolutions**") as set out below were approved by the Shareholders.

The Ordinary Resolutions were approved by way of poll. The vote-taking at the SGM was scrutinised by Computershare Hong Kong Investor Services Limited, the Company's branch share registrar. The poll results are summarised as follows:

ORDINARY RESOLUTIONS		NUMBER OF VOTES (%)	
		FOR	**AGAINST**
(1)	Relating to the acquisition by PT Salim Ivomas Pratama ("**SIMP**"): (i) from First Durango Singapore Pte Limited and the Ashmore Funds of an aggregate of 500,095,000 ordinary shares of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("**PPLS**"), representing approximately 45.7% of the existing issued share capital of PPLS and approximately 36.6% of the enlarged issued share capital of PPLS assuming conversion of the US$47 million of mandatory convertible notes due 2009 issued by PPLS (the "**Notes**") referred to in (ii) below in full; and (ii) from the Ashmore Funds, the Notes which are convertible into 269,343,500 newly issued PPLS ordinary shares (the "**PPLS Shares**") representing approximately 19.7% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full; for an aggregate consideration of approximately Rp5.0 trillion (equivalent to approximately US$526.5 million or HK$4.1 billion), which is equivalent to Rp6,500 (equivalent to approximately US$0.68 or HK$5.34) per PPLS Share (the "**SIMP Acquisition**").	2,279,438,272 (99.53%)	10,790,000 (0.47%)
(2)	Relating to the acquisition by Indofood Agri Resources Ltd. ("**Indo Agri**") from Mr. Eddy K. Sariaatmadja ("**Mr. Sariaatmadja**") of an aggregate of 109,521,000 PPLS Shares, representing approximately 8% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full, at the price of Rp6,500 (approximately US$0.68 or HK$5.34) per PPLS Share, in consideration for the issue by Indo Agri of the 98,082,830 new ordinary shares of Indo Agri to Mr. Sariaatmadja, representing approximately 6.8% of the total issued share capital of Indo Agri following the issue of those shares (the "**Indo Agri Consideration Shares**") at the issue price of S$1.2758 (equivalent to approximately US$0.83 or HK$6.46) per Indo Agri Consideration Share (the "**Indo Agri Acquisition**").	2,279,438,272 (99.53%)	10,790,000 (0.47%)

ORDINARY RESOLUTIONS		NUMBER OF VOTES (%) FOR	AGAINST
(3)	That, on completion of the SIMP Acquisition and the Indo Agri Acquisition, a tender offer by SIMP for the remaining shares of PPLS (amounting to approximately 35.6% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full) at the price of Rp6,900 (equivalent to approximately US$0.73 or HK$5.67) per share of PPLS (the "**Tender Offer**").	2,279,438,272 (99.53%)	10,790,000 (0.47%)
(4)	That any executive director of the Company be and is hereby authorised to arrange for the execution of such documents in such manner as he may consider necessary or desirable and to do, and authorise the Company and/or any subsidiary(ies) to do, whatever acts and things he may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the SIMP Acquisition, the Indo Agri Acquisition and the Tender Offer and/or any matter related thereto and to make or agree, or authorise the Company and/or any subsidiary(ies) to make or agree, such amendments or variations thereto, and to grant, or authorise the Company and/or any subsidiary(ies) to grant, any waivers of any conditions precedent or other provisions of such documents as any executive director of the Company in his discretion considers to be desirable and in the interests of the Company be and is hereby approved.	2,279,438,272 (99.53%)	10,790,000 (0.47%)

As at the date of the SGM, the total issued share capital of the Company was US$32,180,470.03 divided into 3,218,047,003 ordinary shares of US$0.01 each in the capital of the Company. Under the Listing Rules and as disclosed in the Circular, no Shareholder or any connected person has a material interest in the matters which are the subject of the resolutions before the SGM such that it must abstain from voting. First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, which together own approximately 44.08% of the Company's issued share capital have voted in favour of the Ordinary Resolutions. No shareholder was entitled to attend and vote only against the Ordinary Resolutions at the SGM.

Accordingly, the total number of shares entitling the Shareholders to attend and vote for or against the Ordinary Resolutions at the SGM was 3,218,047,003 ordinary shares, representing the total issued share capital of the Company as at the date of the SGM.

By order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 12th October, 2007

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen, *GBS, CBE, JP**

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang, *OBE**
Chevalier de L'Ordre des Arts et des Lettres

* *Independent Non-Executive Directors*

(82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filings made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange in relation to its appointment of Mr. Suaimi Suriady as an Executive Director and Mr. Axton Salim as a Non-Executive Director of IndoAgri with effect from 8th October, 2007.**

Dated this 9th day of October, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	08-Oct-2007 19:24:55
Announcement No.	00144

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Appointment of Executive and Non-Executive Directors
Description	Please see attached.
Attachments:	ApptDirectorsAnn.pdf Total size = **40K** (2048K size limit recommended)

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IndoAgri

APPOINTMENT OF DIRECTORS

The Board of Directors of Indofood Agri Resources Ltd. ("the Company") wishes to announce that Mr. Suaimi Suriady has been appointed as Director of the Company and as Head of Refinery and Commodity Division of PT Salim Ivomas Pratama with effect from 8 October 2007 in place of Mr. Mulyawan Tjandra who resigned on 16 September 2007.

The Board wishes to further announce that Mr. Axton Salim has also been appointed as Non-Executive Director of the Company with effect from 8 October 2007.

By order of the Board
Indofood Agri Resources Ltd.

Mark Julian Wakeford
Director

8 October 2007

**CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.)

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Announcement of Appointment of Executive Director *
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	08-Oct-2007 19:18:52
Announcement No.	00142

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	08-10-2007
Name *	SUAIMI SURIADY
Age *	44
Country of principal residence *	Indonesia
Whether appointment is executive, and if so, area of responsibility *	Yes, appointment is executive. Mr Suaimi Suriady be appointed as Executive Director of the Company and Head of Refinery and Commodity Division of PT Salim Ivomas Pratama in place of Mr Mulyawan Tjandra who resigned on 16 September 2007. He shall be responsible for managing the day-to-day activities of the Refinery and Commodity Division.
Job Title	Executive Director
Working experience and occupation (s) during the past 10 years *	Please see attached.
Interest * in the listed issuer and its subsidiaries *	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	No
Conflict of interest *	No

>> Other Directorship#
These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Please see attached.
Present	Please see attached.

>> Information required under Rule 704(7)(h)
Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been	• No

investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	

Footnotes	Mr Sualmi Suriady does not have prior experience as a Director of a public listed company in Singapore. He will be briefed on his roles and responsibilities as a Director of a public listed company in Singapore. **CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.
Attachments:	SualmiSuriady.pdf Total size = **19K** (2048K size limit recommended)

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Mr. Suaimi Suriady's Directorships

Year	Name of Company	Position
May 2002 – To-date	PT Indofood Fritolay Makmur	President Director
April 2006 – To-date	PT Indosentra Pelangi	Commissioner
April 2006 – September 2007	PT Nestle Indofood Citrarasa Indonesia	Commissioner

Working Experience

Year	Name of Company	Position
1986 - 1990	PT Menara Alam Teknik of Astra group	Marketing Manager
1991 - 1993	PT Perdana Bangun Pusaka	Regional Sales Manager
1994 - 1997	PT Indofood Fritolay Makmur	National Sales Manager
1997 - 2000	PT Indofood Fritolay Makmur	Sales and Marketing Manager
2000 – April 2002	PT Indofood Sukses Makmur Tbk	Branch Manager of the Noodle Division
May 2002 – To-date	PT Indofood Fritolay Makmur	President Director

Mr Suriady started his career with an automotive battery distributor, PT Menara Alam Teknik of Astra group and moved on to consumer goods manufacturer, Konica Film and Paper, in 1991. He joined PT Indofood Fritolay Makmur, a JV between Indofood group and Pepsi International, as National Sales Manager in 1994 and was promoted to Sales and Marketing Manager in 1997. Before his appointment as President Director in PT Indofood Fritolay Makmur in 2002, he worked as the Branch Manager of the Noodle Division of PT Indofood Sukses Makmur Tbk from Jan 2000 to April 2002.

Prior to his appointment as Head of Refinery and Commodity Division of PT Salim Ivomas Pratama and as the Executive Director of Indofood Agri Resources Ltd ("IndoAgri"), Mr Suaimi Suriady is the President Director of PT Indofood Fritolay Makmur since 2002.

Mr Suaimi Suriady has vast experience in managing businesses of Indofood Group. He has a MBA degree from De Montfort University, United Kingdom.

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Announcement of Appointment of Non-Executive Director *

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	08-Oct-2007 19:21:59
Announcement No.	00143

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	08-10-2007
Name *	AXTON SALIM
Age *	28
Country of principal residence *	Indonesia
Whether appointment is executive, and if so, area of responsibility *	No, appointment is non-executive.
Job Title	Non-Executive Director
Working experience and occupation (s) during the past 10 years *	Please see attached.
Interest * in the listed issuer and its subsidiaries *	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Son of Mr Anthoni Salim who is a substantial shareholder.
Conflict of interest *	None

>> Other Directorship#

\# These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	None
Present	None

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction	• No

	was filed against him or against a partnership of which he was a partner?	
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures	• No

Industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?

Footnotes	Mr Axton Salim does not have prior experience as a Director of a public listed company in Singapore. He will be briefed on his roles and responsibilities as a Director of a public listed company in Singapore. **CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.
Attachments:	AxtonSalim.pdf Total size = **14K** (2048K size limit recommended)

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Mr Axton Salim's Directorships and Working Experience

Year	Name of Company	Position
2004 – 2006	PT Indofood Fritolay Makmur**	Marketing Manager
2007 – to date	PT Indofood Sukses Makmur Tbk	Assistant to CEO

** PT Indofood Fritolay Makmur is a JV between Indofood group and Pepsi International.

Mr Axton joined PT Indofood Fritolay Makmur as Marketing Manager from 2004 to 2006. He moved on to become the Assistant to CEO of PT Indofood Sukses Makmur Tbk in 2007.

Mr Axton has a Degree in Bachelor of Science, Business Administration from University of Colorado.

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

8 October 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
8 October 2007	350,000	On the Exchange	6.25	6.13	2,160,165.00
Total	350,000				2,160,165.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,176,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.068%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

10 October 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
10 October 2007	672,000	On the Exchange	6.10	5.97	4,042,348.80
Total	672,000				4,042,348.80

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,848,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$ 0.089%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy
Company Secretary
First Pacific Company Limited

END